Exhibit 99.1

REPORT PURSUANT TO THE FIGHTING AGAINST FORCED LABOUR AND CHILD

LABOUR IN SUPPLY CHAINS ACT (CANADA) FOR THE YEAR 2024

1.	Introduction

This report (the “Report") is produced by TRX Gold Corporation (the “Company” or “TRX Gold”) for the financial year starting September 1, 2023 and ending August 31, 2024 (the “Reporting Period”) and sets out the steps taken by TRX Gold and its subsidiaries, TRX Gold Tanzania Limited (“TRX TZ”), Tancan Mining Company Limited and Buckreef Gold Company Limited, to prevent and reduce the risk that forced labour or child labour is used at any step during the production of goods in Tanzania or elsewhere, or for goods imported into Canada by the Company.

This Report constitutes the second report prepared by the Company pursuant to Canada’s Fighting Against Forced Labour and Child Labour in Supply Chains Act (the “Act”).

2.	Structure, activities and supply chains

TRX Gold is a Canadian gold mining company focused on operating, developing and exploring its interest in the Buckreef Gold Project (“Buckreef”) in the United Republic of Tanzania (“Tanzania"). The Company’s shares are listed on the Toronto Stock Exchange and the NYSE American Exchange. Buckreef is a joint venture partnership that is 55% owned by TRX TZ, a wholly owned subsidiary of the Company, and 45% owned by STAMICO, an enterprise wholly-owned by the government of Tanzania.

The primary product that is mined, milled and produced at Buckreef is gold doré, which is sold to customers in Europe and the United States of America. During the Reporting Period, the mine produced 19,389 ounces of gold. TRX Gold conducted business with close to 700 contractors at the end of the Reporting Period.

The Company’s supply chain includes suppliers of traded and non-traded goods and services, and maritime services (inbound and outbound). The Company’s relationships with suppliers vary from one-off engagements through to long-term contractual agreements. We source a diverse range of goods and services through our global supply chain. The primary categories of goods and services purchased include: support services; equipment consumables, tools and spare parts; utilities; industrial engineering; chemicals; construction and materials; and general industrials. While the Company’s supply chain reaches beyond the African continent, over ninety percent of our suppliers come from within the operating country of Tanzania.

3.	Policies, Governance and Due Diligence Process

TRX Gold is committed to embedding human rights considerations into its policies, governance framework and decision making. As such, TRX Gold sees the management of environmental, social and governance (“ESG”) risks and opportunities as an inherent part of TRX Gold’s success. TRX Gold regularly tracks the potential sustainability-related risks that are shaping its operating environment and develops and implements strategies to progress its performance across sustainability areas. All of these actions are framed by the Company’s Environmental, Sustainability, Health & Safety Policy which outlines its commitment to full compliance, applicable legislation, government requirements and best practices to protect all stakeholders, which in turn ensures compliance to the Company’s Code of Ethics Policy.

1

During 2024 TRX Gold issued its inaugural ESG Report for the 2023 fiscal year. This report includes an annual update on the Company’s corporate social responsibility performance and its ESG practices, partially aligned with the 2023 Sustainability Accounting Standards Board (“SASB”) Metals & Mining Industry Standard and inspired by the Stakeholder Capitalism Metrics (“SCM”) of the World Economic Forum (“WEF”). The Company is currently drafting its ESG Report for the 2024 Reporting Period which will provide an annual update on the Company’s corporate social responsibility performance and its ESG practices.

At TRX Gold, being a responsible miner is at the core of everything we do. From exploration, construction and operations through to mine closure, we act in accordance with leading international industry practices, meet regulatory requirements and always strive for continuous improvement.

3.1.	Code of Ethics

TRX Gold’s Code of Ethics and Business Conduct Policy applies to all members of the TRX Gold community, including the Board of Directors, officers, employees and consultants at every level, in every country and from every TRX Gold legal entity.

It addresses ethical conduct in our work environment, business practices and relationships with external stakeholders. The principles set out in the Code of Ethics and Business Conduct Policy reflect TRX Gold’s belief that honesty and integrity foster a positive work environment that strengthens the confidence of all stakeholders. The policy details the standards of behaviour expected from everyone to whom it applies in their daily activities and in dealings with others. It also outlines the key responsibilities of TRX Gold leaders who are to provide a model of high standards of ethical conduct and to create a work environment reflecting both the content and the spirit of the Code of Ethics.

Among other things, the Company’s Code of Ethics requires compliance with laws and regulations, and recognized industry standards respecting safety and the environment in accordance with TRX Gold’s Environmental, Sustainability, Health & Safety Policy which specifically includes provisions addressing forced labour and child labour, as follows:

“The Company commits to ensure that its activities do not directly cause or contribute to human rights violations and shall respect and comply with human rights covenants related to labour, economics, social, culture, health, safety and security, environment and land, modern slavery, cultural heritage, and Indigenous peoples.

The Code of Ethics applies at all times, without exception, to all members of the Board of Directors, officers, employees and consultants.

“The Company expects all Representatives to uphold and comply with human rights covenants related to labour, economics, social, culture, health, safety and security, environment and land, modern slavery, cultural heritage, and Indigenous peoples. All Representatives have an obligation to report any violation of human rights in accordance with the Company’s Whistleblower Policy and Procedures.

2

The Code of Ethics can be found here:

https://wp-trxgold-2024.s3.ca-central-1.amazonaws.com/media/2024/03/TRX-Gold-Corp-Code-of-Ethics-and-Business-Conduct-2022-FINAL_Formatted.pdf

3.2.	Whistleblower Policy and Procedures

In accordance with the Company’s Code of Ethics, the Whistleblower Policy and Procedures (https://wp-trxgold-2024.s3.ca-central-1.amazonaws.com/media/2024/03/TRX-Gold-Corp-Whistleblower-Policy-and-Procedures-2022-FINAL_Formatted.pdf) are available should employees or suppliers have concerns regarding forced labour or child labour, or other matters. In accordance with the Whistleblower Policy and Procedure, employees or suppliers have a responsibility to report their suspicions without fear of dismissal or retaliation of any kind.

4.	Steps to prevent and reduce risks of forced labour and child labour

The Company considers the respect of human rights to be a fundamental corporate responsibility and a value governing all our activities. We place the highest importance on respecting human rights while conducting our business activities everywhere we operate. We expect the same of our business partners.

4.1	Training

Employees of TRX Gold receive regular tailored training on ethical topics and our policies. All new office employees are assigned a mandatory onboarding training package which includes training on our Code of Ethics. On an annual basis, all employees are required to certify their abidance by our Code of Ethics.

4.2	Supplier Due Diligence

The Company is currently assessing due diligence measures that will flag any of our suppliers who may carry a risk of introducing any forced labour or child labour into our supply chain, as well as the implementation of a risk monitoring system that will notify us of a breach of our future Supplier Code of Conduct.

5.	Assessing and Managing Our Risk

TRX Gold uses a risk-based approach to assess and manage the risk of forced labour and child labour being utilized in its supply chain. Our approach helps us prioritize our efforts and adjust our actions. In practice, this has resulted in a heightened level of understanding and awareness of the potential risks faced at Buckreef. Furthermore, our methodology to identify risks in our supply chain through the development of a Supplier Due Diligence process, will combine country risk and event risk indicators as well as the development of a risk database of adverse media, sanctions, watchlists, and politically exposed persons. To date, the due diligence conducted by TRX Gold has not identified a material risk within our supply chain regarding the presence of forced labour or child labour.

6.	Assessing Effectiveness

TRX Gold has in place a number of measures to identify, prevent and reduce the risk that forced labour or child labour is used in our activities and supply chain. While we have not yet taken any actions to assess the effectiveness of those actions, TRX Gold intends to assess its effectiveness in preventing and reducing risks of forced labour and child labour in its activities and supply chain at a later stage.

3

7.	Remediation Measures

Our Code of Ethics and Whistleblower Policy and Procedures offer a reporting mechanism for our employees and suppliers to report ethical or legal violations, among other concerns. In accordance with our policies, if a situation of non-compliance is identified, TRX Gold will work to develop and implement a corrective plan to improve and remedy the situation. To date, TRX Gold has not identified any material risk of the presence of forced labour or child labour used in its activities or supply chain and therefore has not undertaken any measures to: (i) remediate forced labour or child labour in its activities and supply chain; or (ii) remediate loss of income that results from any measure taken to eliminate the use of forced labour or child labour in its activities and supply chain.

8.	Forward Looking Information

Certain information in this Report may constitute forward-looking information within the meaning of applicable securities legislation. Specific forward-looking information in this Report includes, without limitation, statements relating to TRX Gold’s policies and practices with respect to modern slavery risk management, including statements of current intention and expectation and statements of opinion. Forward-looking information may also include information regarding our future plans or objectives or other information that is not comprised of historical fact and includes statements that contain words such as “could”, “should”, “expect”, “believe”, “plan, “intend”, “will”, “may”, and similar expressions suggesting future outcomes or events.

Any such forward-looking information is based on information currently available to us and is based on assumptions we believe are appropriate in the circumstances, including those but not limited to the effectiveness of any of our policies and practices with respect to modern slavery risk management.

However, such forward-looking information involves significant risks and uncertainties. A number of factors could cause actual results to differ materially from those discussed in the forward-looking information. These risks are more fully discussed in our most recent management’s discussion and analysis and annual information form which are available at www.TRXgold.com, our SEDAR+ profile at www.sedarplus.ca or from the SEC’s website at http://www.sec.gov/edgar.shtml. We caution readers not to place undue reliance on any such forward-looking information. Such information is current only as of the date on which it was made. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking information contained in this Report.

9.	Approval and Attestation

This Report was approved pursuant to subparagraph 11(4)(b)(ii) of the Act by the Board of Directors of TRX Gold Corporation.

In my capacity as a Director of TRX Gold Corporation, and not in my personal capacity, I make this attestation in accordance with the requirements of the Act.

In accordance with the requirements of the Act, and in particular section 11 thereof, I attest that I have reviewed the information contained in the Report for the entities listed above. Based on my knowledge, and having exercised reasonable diligence, I attest that the information in the Report is true, accurate and complete in all material respects for the purposes of the Act, for the Reporting Period.

4

I have the authority to bind TRX Gold Corporation

Per:	/s/ Shubo Rakhit

Name:	Shubo Rakhit
Board Chairman of TRX Gold Corporation

5